Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Hilltop Holdings Inc. (“Hilltop,” “we,” “us,” or “our”) has common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law, federal law and our amended and restated charter, as amended, and our amended and restated bylaws, as amended, copies of which have been filed with the Securities and Exchange Commission (the “SEC”) and also are available upon request.

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, 10,000,000 shares of special voting stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange under the symbol “HTH.” Pursuant to our amended and restated charter, as amended, and the Maryland General Corporation Law, our board of directors, without stockholder approval, may amend our amended and restated charter, as amended, to increase or decrease the aggregate number of authorized shares of our stock or the number of authorized shares of any class of our stock.

Common Stock

General

We may issue shares of common stock from time to time at the direction of our board of directors.

Preemptive Rights and Appraisal Rights

Holders of our common stock have no preemptive rights to subscribe for shares of common stock or any other class of stock that may be issued in the future. Holders of our stock also are not entitled to exercise any rights of an objecting stockholder provided for under Maryland General Corporation Law, unless our board of directors, upon an affirmative vote of a majority of the entire board of directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such determination.

Dividend Rights

Holders of all of our common stock are entitled to receive their pro rata share of dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends. Any holders of preferred stock then outstanding may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

Each holder of our common stock is entitled to one vote per share of common stock. Directors are elected by a plurality of the shares actually voting on the matter. No share of common stock has any cumulative voting rights or is redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Any holders of preferred stock or special voting stock then outstanding also may possess voting rights.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of Hilltop, whether voluntary or involuntary, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and subject to the prior rights of any holders of preferred stock then outstanding, all of our assets available for distribution. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Under Maryland law, our stockholders are generally not liable for our debts or obligations. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Pursuant to our amended and restated charter, as amended, our board of directors may, without any action by holders of common stock, adopt resolutions to issue preferred stock by establishing the number, rights and preferences of, and designating, one or more series of preferred stock. The rights of any series of preferred stock may include, among others:

●	general or special voting rights;

●	preferential liquidation or preemptive rights;

●	preferential cumulative or noncumulative dividend rights;

●	redemption or put rights; and

●	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, preferred stock the terms of which might:

●	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

●	discourage an unsolicited proposal to acquire us; or

●	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over our then market price.

The summary of terms of the preferred stock contained in this Description of Securities is not complete. You should refer to our amended and restated charter, as amended, and specifically the articles supplementary for the applicable series of preferred stock, that will be filed with the SEC.

Business Combinations Under Maryland Law

Maryland Business Combination Statute

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s then outstanding voting stock; or

●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single class.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits the board of directors to adopt a resolution opting out of the application of the statute, and our board of directors has adopted such a resolution. In addition, our amended and restated bylaws, as amended, contain a provision that requires us to obtain the approval of a majority of the votes cast by stockholders entitled to vote generally in the election of directors before it can opt back into the statute.

Maryland Control Share Acquisition Statute

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our amended and restated bylaws, as amended, contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. In addition, our amended and restated bylaws, as amended, contain a provision that requires us to obtain the approval of a majority of the votes cast by stockholders entitled to vote generally in the election of directors before it can opt back into the statute.

Maryland Unsolicited Takeovers Statute

Notwithstanding any contrary provision in our amended and restated charter, as amended, or amended and restated bylaws, as amended, Maryland law provides that any Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by a provision in its charter or bylaws or a resolution of its board of directors, to any or all of the following provisions:

●	classifying the board;

●	requiring a two-thirds vote to remove a director;

●	requiring that the number of directors be fixed only by vote of the board of directors;

●	requiring that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

●	requiring that a stockholder meeting only be called upon the request of stockholders if stockholders entitled to cast a majority of the votes entitled to be cast at a meeting deliver a written request for the calling of a special meeting of stockholders.

We currently have more than three independent directors and have a class of equity securities registered under the Exchange Act, and therefore, our board of directors may elect to provide for any of the foregoing provisions. As of the date hereof, our board of directors has elected to vest in our board of directors the power to fix the number of directors. Additionally, through other provisions of our amended and restated charter, as amended, and amended and restated bylaws, as amended, unrelated to the Maryland unsolicited takeovers statute, we (a) require a two-thirds vote to remove a director and (b) require vacancies on the board of directors to be filled by the remaining directors for the full term of the directorship in which the vacancy occurred.

Action by Consent

Our amended and restated bylaws, as amended, and Maryland law provide that any action that can be taken at any special or annual meeting of stockholders may be taken by unanimous written consent of all stockholders entitled to vote.

Certain Charter and Bylaw Provisions

Anti-Takeover Provisions

Our amended and restated charter, as amended, and amended and restated bylaws, as amended, contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares. These provisions include:

●	authorizations for our board of directors to increase the number of authorized shares of any class of stock and to issue preferred stock without stockholder approval;

●	authorization for our board of directors to alter, amend or repeal the bylaws, or to enact new bylaws;

●	that directors may only be removed for cause and then by an affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors;

●	a limitation that only one or more stockholders that collectively hold, and have continuously collectively held for at least one year, as of the record date of the proposed meeting, 15% or more of the shares entitled to be voted at such proposed meeting may require a special meeting of stockholders to be called;

●	limitations on the ability of stockholders to require multiple special meetings relating to a similar item to be called; and

●	advance notice procedures with respect to stockholder proposals of matters to be acted upon at a stockholder meeting and stockholder nominations of candidates for election as directors.

Further, the Maryland General Corporation Law provides that stockholders are not entitled to cumulative voting in the election of directors unless the charter provides otherwise. Our charter does not provide for cumulative voting.

Choice of Forum

Our amended and restated bylaws, as amended, provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Hilltop to us or our stockholders, (c) any action asserting a claim against us or any director or officer or other employee of Hilltop arising pursuant to any provision of the Maryland General Corporation Law or our amended and restated charter, as amended, or amended and restated bylaws, as amended, or (d) any action asserting a claim against us or any director or officer or other employee of Hilltop governed by the internal affairs doctrine shall be a state court located within the State of Maryland (or, if no state court located within the State of Maryland has jurisdiction, the federal district court for the District of Maryland).

There is uncertainty as to whether a court would enforce our forum selection provision as written in connection with claims arising under the federal securities laws. This forum selection provision may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our amended and restated bylaws, as amended, a court could rule that such a provision is inapplicable or unenforceable.

Ownership Limitations

Federal and state laws, including the Bank Holding Company Act and the Change in Bank Control Act, impose notice, approval and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of a regulated holding company, such as our Company. The determination of whether an investor “controls” a regulated holding company is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting stock, and in certain other circumstances, an investor may be presumed to control a depository institution or other company if the investor owns or controls less than 25% or more of any class of voting stock.

Further, under FINRA rules, any change in control of our subsidiaries Hilltop Securities Inc. and Hilltop Securities Independent Network Inc., including through acquisition, is subject to prior regulatory approval by FINRA.

Any of these laws or regulations may discourage potential acquisition proposals and may delay, deter or prevent change of control transactions involving Hilltop, including those that some or all of our stockholders might consider to be desirable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.